Exhibit (a) (5) (i)

:
RETURN DATE: OCTOBER 27, 2009	:	SUPERIOR COURT
:
CAPGROWTH PARTNERS, ON BEHALF	:	JUDICIAL DISTRICT OF
OF ITSELF AND ALL OTHERS	:
SIMILARLY SITUATED, AND ALSO	:	STAMFORD-NORWALK
DERIVATIVELY ON BEHALF OF	:
ODYSSEYRE HOLDINGS CORP.,
:
AT STAMFORD
:
vs.	:
:
V. PREM WATSA, JAMES F. DOWD,	:
ANDREW A. BARNARD, PETER M.	:
BENNETT, ANTHONY F. GRIFFITHS,	:	OCTOBER 7, 2009
ALAN D. HORN, PATRICK W. KENNY,	:
BRADLEY P. MARTIN, ROBERT J.	:
SOLOMON, BRANDON W. SWEITZER,	:
FAIRFAX FINANCIAL HOLDINGS	:
LIMITED AND FAIRFAX INVESTMENTS	:
USA CORP.	:
:
and	:
:
ODYSSEYRE HOLDINGS CORP.	:
PLAINTIFF’S CLASS ACTION AND DERIVATIVE COMPLAINT
     Plaintiff, by its attorneys, alleges as follows for its verified class action and derivative complaint, based upon personal knowledge as to itself and its own acts, and based upon information and belief derived from, inter alia, a review of documents filed with the Securities and Exchange Commission (“SEC”) and publicly available sources, such as

Bloomberg, L.P., newspaper articles and press releases by the Defendants as to all other matters:
FIRST COUNT:
CLASS AND DERIVATIVE CLAIM FOR BREACH OF FIDUCIARY DUTIES OF
GOOD FAITH, LOYALTY, FAIR DEALING, AND DUE CARE
(Against the Individual Defendants)
NATURE OF THE ACTION
     1. This action (the “Action”) is a shareholder class action brought by a shareholder of OdysseyRe Holdings (“OdysseyRe” or the “Company”) on behalf of itself and other OdysseyRe public shareholders against OdysseyRe’s directors and its controlling shareholder, Fairfax Financial Holdings Limited. It is also a derivative action on behalf of nominal defendant OdysseyRe against certain of the same defendants. The Action challenges defendants’ actions in causing OdysseyRe to enter into an agreement (the “Sale Agreement”) pursuant to which a subsidiary of Fairfax Financial Holdings Limited will commence a tender offer to acquire all of the outstanding shares of common stock of OdysseyRe not owned by Fairfax Financial Holdings Limited. Further, on or about September 30, 2009, OdysseyRe’s directors caused OdysseyRe to file a Recommendation Statement with the SEC and mail the same to OdysseyRe’s shareholders in connection with recommending that shareholders tender their shares. The Recommendation Statement is deficient because it concealed material information from Plaintiff and OdysseyRe’s other public shareholders.
JURISDICTION AND VENUE
     2. This Court has jurisdiction over this action because OdysseyRe is a corporation headquartered in this State and because the improper conduct alleged in this Complaint occurred in and/or was directed at this State. Additionally, this Court has jurisdiction over each of the defendants because their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, this State.
     3. Venue is proper in this Court pursuant to Conn. Gen. Stat. § 51-345 since OdysseyRe’s principal place of business is located in Fairfield County, and because the improper conduct alleged in this Complaint occurred in and/or was directed at this County and State. Additionally, this Court has jurisdiction over each of the defendants because their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, this State.
     4. This action challenges the internal affairs or governance of OdysseyRe and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).

THE PARTIES
     5. Plaintiff CapGrowth Partners is the owner of shares of OdysseyRe common stock and has been the owner of such shares since at least June of 2009.
     6. Nominal-Defendant OdysseyRe is a publicly traded corporation with its executive offices at 300 First Stamford Place, Stamford, Connecticut 06902. OdysseyRe is a leading underwriter of property and casualty reinsurance, as well as specialty insurance. Although the Company is based in Stamford, Connecticut, it operates through 18 offices located around the world. OdysseyRe’s common stock is publicly traded on the NYSE under the symbol “ORH.”
     7. Defendant V. Prem Watsa (“Watsa”) has served as a director of the Company since its incorporation in March 2001. Watsa serves as the Chairman of the Company’s board of directors. Since 1985, Watsa has served as the Chairman of the Board and Chief Executive Officer of Fairfax. This Court has jurisdiction over Watsa because OdysseyRe is headquartered in Connecticut and many of Watsa’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, Connecticut.
     8. Defendant James F. Dowd (“Dowd”) has served as a director of the Company since its incorporation in March 2001. Dowd has also served as the President and Chief Executive Officer of Fairfax Inc., and Chairman of FFHL Group Ltd., each a holding company subsidiary of Fairfax since January 1998. This Court has jurisdiction over Dowd because OdysseyRe is headquartered in Connecticut and many of Dowd’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, Connecticut.
     9. Defendant Andrew A. Barnard (“Barnard”) has served as a director of the Company since its incorporation in March 2001. Barnard has also served as President and Chief Executive Officer of OdysseyRe at all relevant times. In addition, Barnard currently serves as Chairman of the Board and Chief Executive Officer of Odyssey America Reinsurance Corporation (“Odyssey America”), Clearwater Insurance Company (“Clearwater”), Hudson Insurance Company, Hudson Specialty Insurance Company and Clearwater Select Insurance Company. He is also Chairman of the Board and a director of Newline Underwriting Management Limited and Newline Insurance Company Limited all of which are subsidiaries of OdysseyRe. In addition, Barnard served as President, Chief Executive Officer and director of OdysseyRe Group Ltd. (now known as FFHL Group Ltd.), one of OdysseyRe’s parent companies, from January 1998 to June 2001. He also served as President and Chief Executive Officer of OdysseyReinsurance Corporation (now known as Clearwater Insurance Company) from January 1998 to April 1999 and as President and Chief Operating Officer from July 1996 to December 1997. Barnard is expected to retain his positions with the Company following the consummation of the Tender Offer. This Court has jurisdiction over Barnard because OdysseyRe is headquartered in Connecticut and many of Barnard’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, Connecticut.
     10. Defendant Peter M. Bennett (“Bennett”) has served as a director of the Company since April 2006. Bennett is being paid $75,000.00 as compensation for services rendered in connection with serving on the Special Committee with regard to the Sale Agreement. This Court has jurisdiction over Bennett because OdysseyRe is headquartered in Connecticut and many of Bennett’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, Connecticut.
     11. Defendant Anthony F. Griffiths (“Griffiths”) has served as a director of the Company since its incorporation in March 2001. Griffiths also serves as a director of Fairfax, and of various operating subsidiaries of Fairfax, including Crum & Forster Holdings Corp. and Northbridge Financial Corporation. This Court has jurisdiction over Griffiths because OdysseyRe is headquartered in Connecticut and many of Griffiths’ actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, Connecticut.
     12. Defendant Alan D. Horn (“Horn”) has served as a director of the Company at all relevant times. Horn is currently a director of Fairfax and Crum & Forster Holdings Corp. (“Crum & Forster”), a subsidiary of Fairfax, and Horn also serves on the Audit Committees of Fairfax and Crum & Forster, and the Compensation Committee of Crum &

Forster. This Court has jurisdiction over Horn because OdysseyRe is headquartered in Connecticut and many of Horn’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, Connecticut.
     13. Defendant Patrick W. Kenny (“Kenny”) has served as a director of the Company since November 2006. Kenney is being paid $90,000.00 as compensation for services rendered in connection with serving as Chairman of the Special Committee with regard to the Sale Agreement. This Court has jurisdiction over Kenny because OdysseyRe is headquartered in Connecticut and many of Kenny’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, Connecticut.
     14. Defendant Bradley P. Martin (“Martin”) has served as a director of the Company since April 2007. Martin has also served as a Vice President of Fairfax since 1998 and as the Chief Operating Officer since November 2006. Martin is also on the board of directors of Northbridge Financial Corporation, and Crum & Forster Holdings Corp, both of which are affiliates of the Company. This Court has jurisdiction over Martin because OdysseyRe is headquartered in Connecticut and many of Martin’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, Connecticut.

     15. Defendant Robert J. Solomon (“Solomon”) has served as a director of the Company at all relevant times. Solomon is being paid $75,000.00 as compensation for services rendered in connection with serving on the Special Committee with regard to the Sale Agreement. This Court has jurisdiction over Solomon because OdysseyRe is headquartered in Connecticut and many of Solomon’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, Connecticut.
     16. Defendant Brandon W. Sweitzer (“Sweitzer”) has served as a director of the Company since September 2002. Sweitzer also currently serves on the boards of OdysseyRe Foundation and Fairfax. This Court has jurisdiction over Sweitzer because OdysseyRe is headquartered in Connecticut and many of Sweitzer’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, Connecticut.
     17. Fairfax Financial Holdings Limited (“Fairfax”) is a publicly traded corporation with its executive offices at 95 Wellington Street West, Suite 800 Toronto, Ontario, Canada M5J 2N7. Fairfax is a financial services holding company whose corporate objective is to achieve a high rate of return on invested capital and build long term shareholder value. Fairfax is listed on The Toronto Stock Exchange and the New York Stock Exchange under the symbol “FFH.” Fairfax Investments USA Corp., an indirect, wholly owned subsidiary of Fairfax Financial Holdings Limited, was formed for the purpose of making the Tender Offer. As of September 23, 2009, Fairfax and its subsidiaries own approximately 72.6% of the outstanding shares of OdysseyRe common stock. Throughout this complaint, the term “Fairfax” is used to refer to Fairfax Financial Holdings Limited and its subsidiaries, including Fairfax Investments USA Corp. This Court has jurisdiction over Fairfax because many of its actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, Connecticut.
     18. The defendants identified in paragraphs 7 through 16 collectively constitute the entirety of the Company’s board of directors. These ten individuals are hereinafter referred to collectively as the “Individual Defendants”
THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     19. Under applicable common law, the directors of a publicly held company such as OdysseyRe have fiduciary duties of care, loyalty, disclosure, good faith and fair dealing and are liable to the Company and its shareholders for breaches thereof. They are required to exercise good faith and subordinate their own selfish interests to those of the corporation and its public stockholders where their interests conflict. Where it appears that a director has obtained any personal profit from dealing with the corporation, and the transaction is drawn into question as between him and the stockholders of the corporation, the burden is upon the director or officer to show that the transaction has been fair, open and in the utmost good faith.

     20. As alleged in detail below, defendants have breached, and/or aided other defendants’ breaches of, their fiduciary duties to OdysseyRe’s public shareholders by acting to cause or facilitate the Sale Agreement because it is not in the best interests of those shareholders, but is in the best interests of the Individual Defendants.
     21. Because defendants have knowingly or recklessly breached their fiduciary duties in connection with the Sale Agreement, and/or are personally profiting from the same, the burden of proving the inherent or entire fairness of the Sale Agreement, including all aspects of its negotiation, structure, and terms, is borne by Defendants as a matter of law.
     22. Further, as alleged in detail infra, the Individual Defendants have breached their fiduciary duty of disclosure in that on September 30, 2009, the Individual Defendants caused OdysseyRe to file a Solicitation/Recommendation Statement Under Section 14(d)(9) of the Securities Exchange Act of 1934 (the “Recommendation Statement”) with the SEC and mail the same to Plaintiff and OdysseyRe’s other public shareholders, but concealed therein certain material information which a reasonable shareholder would find material in determining whether to tender their shares pursuant to the Tender Offer. Among other things, the Defendants have failed to disclose material information, concerning their self interests and the self interest of their financial advisor and the financial basis for Sandler O’Neil & Partners, L.P. (“Sandler O’Neill”) fairness opinion that the price to be paid pursuant to the Tender Offer is fair (the “Fairness Opinion”) — all information which courts have repeatedly held ought to be disclosed to shareholders.

CLASS ACTION ALLEGATIONS
     23. Plaintiff brings this action as a class action pursuant to Conn. Practice Book § 9-7 and § 9-8, on behalf of itself and all other shareholders of the Company except the defendants herein and any person(s), firm(s), trust(s), corporation(s), or other entit(ies) related to or affiliated with them, who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).
     24. This action is properly maintainable as a class action for the following reasons:
          a. The Class is so numerous that joinder of all members is impracticable. Members of the Class are scattered throughout the United States and thus it would be impracticable to bring them all before this Court. As of September 23, 2009, the Company had more than 58 million shares outstanding.
          b. There are questions of law and fact that are common to the Class and that predominate over any questions affecting individual class members. The common questions include, inter alia, the following:
               (i) Whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits the Individual Defendants, at the expense of the members of the Class;
               (ii) Whether the Individual Defendants, as officers and/or directors of the Company, are violating their fiduciary duties to plaintiff and the other members of the Class, and

               (iii) Whether plaintiff and the other members of the Class have suffered damages and the proper measure of those damages.
          c. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged by Defendants’ actions.
          d. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.
     25. The prosecution of separate actions by or against individual members of the class would create a risk of inconsistent or varying adjudications with respect to individual members of the class which would establish incompatible standards of conduct for the parties opposing the Class, as well as adjudications with respect to individual members of the class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     26. The parties opposing the class have acted or refused to act on grounds generally applicable to the class, thereby making appropriate final injunctive relief or corresponding declaratory relief with respect to the class as a whole.
     27. The questions of law or fact common to the members of the class predominate over any questions affecting only individual members, and a class action is superior to other available methods for the fair and efficient adjudication of the controversy. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.
DERIVATIVE ALLEGATIONS
     28. Plaintiff also brings this action as a derivative action on behalf of and for the benefit of OdysseyRe pursuant to
Conn.Gen.Stat.Sec.52-572j.
     29. Plaintiff will (and is able to) fairly and adequately represent the interests of OdysseyRe in enforcing and prosecuting its rights, and has retained competent counsel experienced in this type of litigation to prosecute this action.
SUBSTANTIVE ALLEGATIONS
A.	Fairfax Controls The Company And Its Directors
     30. OdysseyRe was formed by Fairfax primarily through the combination of businesses acquired by Fairfax in 1996 and 1999. In June 2001, OdysseyRe completed its initial public offering of Common Stock at $18.00 per share, in which a substantial portion of the proceeds were paid to Fairfax. Prior to and for all times after OdysseyRe’s initial public offering, Fairfax has maintained majority ownership of the Company.
     31. According to the Company’s SEC filings, the vote of the holders of a majority of the shares present in person or represented by proxy at the annual shareholder meeting will elect the Company’s directors. Given that Fairfax holds approximately 72.6% of the outstanding shares of the Company’s Common Stock, it is able to dominate the outcome of any shareholder vote, including the election of directors to the Company’s board. Indeed, the Fairfax Group has used its control of the Company to stack the Company’s board with officers and directors of the Fairfax Group to the extent that a majority of the Company’s directors are also directors and/or officers of Fairfax. In fact, OdysseyRe’s executive officers and directors V. Prem Watsa, James F. Dowd, Anthony F. Griffiths, Bradley P. Martin, Brandon W. Sweitzer, and Alan D. Horn also serve as directors and/or officers of Fairfax and/or its subsidiaries. In addition, Andrew A. Barnard, President and Chief Executive Officer and a director of OdysseyRe also serves as President of a Fairfax subsidiary, ORH Holdings Inc., and Donald L. Smith, Senior Vice President, General Counsel and Corporate Secretary of OdysseyRe, serves as a member of the board of directors and Vice President of ORH Holdings Inc., and as Vice President and Assistant Secretary of Fairfax Holdings Inc.
B.	The Company Is A Strong Company With Potential For Greater Growth
     32. Despite the “Great Recession,” the Company has experienced positive financial results. In fact, on July 30, 2009, it reported its financial results for the second quarter of 2009 as follows:
•	Net income available to common shareholders increased to $121.8 million, or $2.03 per diluted share, for the quarter ended June 30, 2009, compared to $65.2 million, or $0.99 per diluted share, for the quarter ended June 30, 2008.

•	Operating income after tax increased to $85.9 million, or $1.43 per diluted share, for the second quarter of 2009, compared to $35.5 million, or $0.54 per diluted share, for the second quarter of 2008.

•	Shareholders’ equity of $3.14 billion as of June 30, 2009, an increase of $310.6 million, or 11.0%, compared to December 31, 2008, and a 15.7% increase compared to March 31, 2009.

•	Book value per common share of $51.90 as of June 30, 2009, an increase of $6.53, or 14.4%, compared to December 31, 2008, and an increase of $8.10, or 18.5%, compared to March 31, 2009.

•	Total invested assets and cash of $8.1 billion as of June 30, 2009, an increase of $197.6 million, or 2.5%, compared to December 31, 2008.
C.	The Fairfax Group Has Used Its Control Of OdysseyRe And Its Board To Get Them To Agree To Its Proposal To Take The Company Private “On-The-Cheap”
     33. Recognizing the Company’s positive performance and potential for growth and wanting to take advantage of the same, on August 21, 2009, at a meeting of the Board of Directors of OdysseyRe (the “August 2009 Meeting”), V. Prem Watsa, the Chairman and Chief Executive Officer of Fairfax and Chairman of the Board of Directors of OdysseyRe, formally advised the Board of Directors of OdysseyRe that Fairfax was contemplating pursuing a transaction pursuant to which Fairfax would acquire all of the shares of Common Stock that the Fairfax Group did not currently own.
     34. Also, at the August 2009 Meeting, the OdysseyRe Board appointed a special committee (the “Special Committee ”) comprised of directors Patrick Kenny, Peter Bennett and Robert Solomon and empowered it to review, evaluate and negotiate the terms of any potential transaction. Mr. Kenny was named Chairman of the Special Committee. As compensation for services rendered in connection with serving on the Special Committee during the less than one-month period during which the Sale Agreement was negotiated, Messrs. Bennett and Solomon were each paid $75,000.00 while Mr. Kenney was paid $90,000.00. Further, as an August 28, 2008 article in The New Yorker noted “[since] directors have generally been appointed by the [insiders] and have spent a good deal of time working with [them]; they’re hardly likely to drive a hard bargain.”
     35. The resolutions establishing the Special Committee did not authorize the Special Committee to seek a sale of the entire Company because Fairfax had conveyed that it had no intention of selling the shares of Common Stock it owned. Thereafter, after consultation with Donald Smith, who serves as Senior Vice President, General Counsel and Corporate Secretary of OdysseyRe and holds positions as a director and officer of various Fairfax subsidiaries, the Special Committee retained the law firm of Simpson Thacher & Bartlett LLP as its legal advisor. Further, the Special Committee also retained Sandler O’Neil as its financial advisor.
     36. Thereafter, on September 2, 2009, Mr. Watsa informed the Special Committee that Fairfax was considering a proposal to acquire the outstanding shares of the Company not already owned by Fairfax at a price of $58.00 per share. On September 4, 2009, Mr. Watsa informed Mr. Kenney of his proposal to increase the offer price to $60.00 per share. At that time, Mr. Watsa also informed Mr. Kenney that representatives of

Fairfax had spoken with Marshfield Associates, Inc., which managed and controlled the largest block of the Company’s shares held by OdysseyRe’s unaffiliated shareholders, regarding his proposal.
     37. On September 4, 2009, Fairfax publicly announced its proposal to acquire all of the outstanding shares of common stock of OdysseyRe that it does not currently own for $60 per share in cash. Fairfax also indicated that it had advised OdysseyRe that Fairfax’s sole interest was in acquiring the shares of common stock of OdysseyRe that it does not currently own and that it has no interest in a disposition of its controlling interest in OdysseyRe. Thereafter, on or about September 16, 2009, the Special Committee made a counterproposal of $66 per share.
     38. On or about September 18, 2009, Fairfax and Odyssey announced that they had signed the Sale Agreement pursuant to which Fairfax will commence a tender offer to acquire all of the outstanding shares of common stock of OdysseyRe that Fairfax does not currently own for $65 in cash per share, representing total cash consideration of approximately $1.0 billion (the “Tender Offer”). Following the Tender Offer, Fairfax intends to and will consummate a second-step merger in accordance with the Sale Agreement pursuant to which, subject to limited exceptions, non-tendering holders of OdysseyRe common stock would be entitled to receive the price per share paid by Fairfax in the offer. Following the purchase of shares in the Tender Offer and subsequent merger, OdysseyRe will become an indirect subsidiary of Fairfax.

     39. Further, if after consummation of the Tender Offer (and any subsequent offering period), Fairfax own less than 90% of the Company’s outstanding shares, the Company has granted Fairfax the option to purchase from OdysseyRe a number of newly-issued shares of OdysseyRe common stock equal to a number of shares that, when added to the number of shares owned by the Fairfax, constitutes no less than one share more than 90% of the outstanding shares of OdysseyRe common stock, thereby enabling Fairfax to effect a short-form merger.
     40. The Tender Offer was commenced on or about September 23, 2009 and is scheduled to expire on October 21, 2009, unless extended.
     41. On September 30, 2009, the Individual Defendants caused the Company to file a Recommendation Statement with the SEC in connection with the Tender Offer and Sale Agreement. Pursuant to the Recommendation Statement, the Individual Defendants recommends that the Company’s shareholders tender their shares pursuant to the Tender Offer.
D.	The Materially Misleading And/Or Incomplete Recommendation Statement
     42. In addition, defendants are breaching their fiduciary duties of full disclosure to plaintiff and OdysseyRe other public shareholders in connection with the Sale Agreement. In this regard, on or about September 30, 2009, the Individual Defendants filed a recommendation statement with the SEC (the “Recommendation Statement”) in connection with recommending that shareholders tender their shares pursuant to the Tender Offer.

However, the Recommendation Statement is deficient in that it misrepresents and/or omits the following material information:
(i)	The Recommendation Statement discloses that, as of September 23, 2009, the directors and executive officers of the Company held 465,079 shares of restricted Common Stock subject to restrictions on transferability (the “Restricted Stock”). The Recommendation Statement is deficient because it fails to disclose the number, and value, of Restricted Stock held by each of the Company’s directors.

The conflicts of interest of the Company’s directors are material and must be disclosed. Specifically, this is because shareholders are being asked to rely on the recommendation of those directors in voting to sell the Company, and the conflicts of interest of those directors would affect the weight to be given to their recommendation.

(ii)	According to the Recommendation Statement “[i]n the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to the Company and Fairfax and their respective affiliates. Sandler O’Neill may also actively trade the equity and/or debt securities of the Company and Fairfax and/or their respective affiliates for Sandler O’Neill’s own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.” The Recommendation Statement is deficient because it fails to disclose the value of the securities, equity and/or debt securities of the Company and Fairfax and/or their respective affiliates that Sandler O’Neill holds.

Information with regard to any conflict of interest that Sandler O’Neill had is material to the public shareholders of OdysseyRe in determining how much weight to place on Sandler O’Neill’s fairness opinion and must therefore be disclosed. Specifically, the greater the Sandler O’Neill’s interests in and/or expectation of compensation from Fairfax and/or its affiliates, the less reliable its opinion would be. For example, if Sandler O’Neill held millions in Fairfax’s investments, its opinion would be less reliable.

(iii)	According to the Recommendation Statement, the Special Committee made a counterproposal of $66.00 per share. The Recommendation Statement is defective because it fails to disclose the basis for the pricing of the counterproposal.

Information regarding the fairness of the sale process is material and must be disclosed. Further, this information is material to OdysseyRe’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of OdysseyRe’s public shareholders and to put the interests of these shareholders before their own.

(iv)	According to the Recommendation Statement, Patrick Kenney was named Chairman of the Special Committee. The Recommendation Statement is defective because it fails the rationale for selecting Mr. Kenney for this position.

This information is material to OdysseyRe’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of OdysseyRe’s public shareholders and to put the interests of these shareholders before their own.

(v)	For Sandler O’Neill’s Historical Price Performance Analysis, the Recommendation Statement is deficient because it fails to disclose the criteria used to select the companies for the Reinsurance Composite Group.

(vi)	Information relied upon by the Company’s financial advisors in creating their fairness opinion, particularly where a banker’s endorsement of the fairness of a transaction is touted to shareholders, is relevant and must be disclosed. Further, once Defendants traveled down the road of partial disclosure, they had and have an obligation to provide the stockholders with accurate, full, and fair information.

(vii)	For Sandler O’Neill’s Comparable Transaction Analysis, the Recommendation Statement is deficient because it fails to disclose the criteria used to select the transactions reviewed for this analysis.

Information relied upon by the Company’s financial advisors in creating their fairness opinion, particularly where a banker’s endorsement of the fairness of a transaction is touted to shareholders, is relevant and must be disclosed. Further, once Defendants traveled down the road of partial disclosure, they had and have an obligation to provide the stockholders with accurate, full, and fair information.

(viii)	For Sandler O’Neill’s Premiums Paid Analysis the Recommendation Statement is deficient because it fails to disclose the criteria used to select the selected property and casualty insurance and reinsurance transactions and the selected financial services transactions reviewed for this analysis.

Information relied upon by the Company’s financial advisors in creating their fairness opinion, particularly where a banker’s endorsement of the fairness of a transaction is touted to shareholders, is relevant and must be disclosed. Further, once Defendants traveled down the road of partial disclosure, they had and have an obligation to provide the stockholders with accurate, full, and fair information.

(ix)	For Sandler O’Neill’s Discounted Cash Flow Analysis the Recommendation Statement is deficient because it fails to disclose the basis for the assumption of a 2.5% per year growth rate beginning in 2010 and the methodology used to select the multiples ranging from 1.0x to 1.1x used for this analysis.

Information relied upon by the Company’s financial advisors in creating their fairness opinion, particularly where a banker’s endorsement of the fairness of a transaction is touted to shareholders, is relevant and must be disclosed. Further, once Defendants traveled down the road of partial disclosure, they had and have an obligation to provide the stockholders with accurate, full, and fair information.

DEMAND FUTILITY
     43. Plaintiff has not made a demand on OdysseyRe’s board as there are no disinterested directors of OdysseyRe. As alleged above, all of OdysseyRe’s directors have conflicting ties to Fairfax or were elected by Fairfax.
     44. Additionally, since defendants intend to consummate the Sale Agreement as soon as possible, and almost certainly within the next 30 days, plaintiff must commence this action now in order to meaningfully protect OdysseyRe’s rights. In this regard, OdysseyRe will suffer irreparable harm if the Sale Agreement is consummated because it will have been sold pursuant to an unfair process. Further, because of the lack of a fair transaction being negotiated on OdysseyRe’s behalf, the entirety of the damage OdysseyRe will suffer may well prove incapable of accurate proof. Additionally, as alleged, infra, defendants have failed to make complete and adequate disclosures to plaintiff and OdysseyRe’s shareholders of their conflicts of interests as well as that of their financial advisors.
     45. Demand is also excused because to the extent that OdysseyRe presently maintains or previously maintained officers’ and directors’ liability insurance coverage, that insurance would be the primary or principal source of any recovery against the defendants, and would be rendered void if OdysseyRe commenced proceeding against the Defendants, as these policies uniformly contain provisions which void coverage if the company brings suit in its own name.

SECOND COUNT:
CLASS AND DERIVATIVE CLAIM FOR FAILURE TO DISCLOSE
(Against the Individual Defendants)
     1. — 45. Paragraphs 1 through 45 of the First Count are hereby realleged and incorporated as paragraphs 1 through 45 of the Second Count.
     46. Under applicable law, the Individual Defendants and OdysseyRe have a fiduciary obligation to disclose all material facts in the Recommendation Statement in order that OdysseyRe shareholders can determine whether to tender their shares pursuant to the Tender Offer. As alleged in detail above, defendants have breached their fiduciary duty through filing and circulating a Recommendation Statement with materially inadequate disclosures and material omissions.
     47. As a result of these failures to disclose, Plaintiff and the Class have been and will be damaged.

THIRD COUNT:
CLASS AND DERIVATIVE CLAIM FOR AIDING AND ABETTING BREACHES
OF FIDUCIARY DUTIES OF GOOD FAITH, LOYALTY, FAIR DEALING,
DUE CARE AND DISCLOSURE
CARE
(Against Fairfax Financial Holdings Limited and
Fairfax Investments USA Corp)
     1—45. Paragraphs 1 through 45 of the First Count are hereby realleged and incorporated as paragraphs 1 through 45 of the Third Count.
     46. As alleged above, the Tender Offer is an attempt by Fairfax to aggrandize itself at the expense of the Company’s public shareholders. The Tender Offer will, for inadequate consideration, deny plaintiff and the other members of the Class the opportunity to share proportionately in the future success of the Company and its valuable assets, while permitting Fairfax to benefit wrongfully from the transaction.
     47. Fairfax has used its position as the Company’s controlling shareholder and its representation on the Board of Directors of OdysseyRe to coerce the Special Committee and the Board to consent to the Tender Offer. Under the circumstances, none of the directors can be expected to protect the public shareholders of OdysseyRe in a transaction which benefits Fairfax at the expense of the public shareholders of OdysseyRe.
     48. Further, because of Fairfax’s controlling ownership of OdysseyRe’s outstanding shares and its control over OdysseyRe and the directors and management of OdysseyRe, no third party, as a practical matter, can attempt any competing bid for

OdysseyRe as the success of any such bid would require the consent and cooperation of Fairfax. In fact, Fairfax specifically stated that it was not interested in selling its shares in the Company.
     49. As a result, Plaintiff and the Class have been and will be damaged.

     WHEREFORE, the plaintiff claims:
     1. judgment determining that this action is a proper class action and that plaintiff is a proper class representative;

     2. judgment declaring that defendants have breached their fiduciary duties to plaintiff and the Class and/or aided and abetted such breaches;

     3. awarding plaintiff and the Class monetary and/or rescissory damages;
     4. reasonable attorney’s fees, expert fees, and other expenses and costs;
     5. Costs;
     6. Interest;
     7. Such other relief as the Court may find just and proper.

THE PLAINTIFF, CAPGROWTH PARTNERS
By:	/s/ John F. Keating, Jr.
John F. Keating, Jr.
Its Attorney 71 Route 39, Suite One New Fairfield, Connecticut 06812 Tel: (203) 746-1423 Fax: (203) 746-1637 Juris No. 304817

THE BRUALDI LAW FIRM, P.C.
29 Broadway, Suite 2400
New York, New York 10006
(212) 952-0602
Of Counsel

VERIFICATION
The undersigned, being duly sworn, deposes and says:
1.	That I am the Manager of Capgrowth Partners (“Capgrowth”).

2.	That I have read the Complaint in the above-entitled action.

3.	That all allegations contained in the Complaint as to Capgrowth and its ownership of shares of Odyssey Re Holdings Corp.’s common stock are true and correct, and that I believe the other facts alleged in the Complaint to be true and correct to the best of my knowledge and belief.

Dated: October 7, 2009	[ILLEGIBLE]

For Plaintiff Capgrowth Partners

John F. Keating, Jr., Attorney At Law
71 Route 39, Suite One , New Fairfield, Connecticut 06812
Tel: (203) 746-1423 Fax: (203) 746-1637
Juris No. 304817

:
RETURN DATE: OCTOBER 27, 2009	:	SUPERIOR COURT
:
CAPGROWTH PARTNERS, ON	:	JUDICIAL DISTRICT OF
BEHALF OF ITSELF AND ALL	:
OTHERS SIMILARLY SITUATED,	:	STAMFORD-NORWALK
AND ALSO DERIVATIVELY ON	:
BEHALF OF ODYSSEYRE
HOLDINGS CORP.,	:
AT STAMFORD
:
:
vs.	:
:
V. PREM WATSA, JAMES F. DOWD,	:
ANDREW A. BARNARD, PETER M.	:	OCTOBER 7, 2009
BENNETT, ANTHONY F.	:
GRIFFITHS, ALAN D. HORN,	:
PATRICK W. KENNY, BRADLEY P.	:
MARTIN, ROBERT J. SOLOMON,	:
BRANDON W. SWEITZER,	:
FAIRFAX FINANCIAL HOLDINGS	:
LIMITED AND FAIRFAX	:
INVESTMENTS USA CORP.	:
:
and	:
:
ODYSSEYRE HOLDINGS CORP.	:
     STATEMENT OF AMOUNT IN DEMAND
The amount in demand in this case is more than $15,000.00 exclusive of interest and costs.

THE PLAINTIFF, CAPGROWTH PARTNERS
By:	/s/ John F. Keating, Jr.
John F. Keating, Jr., Juris 304817